Exhibit 99.1

WEBUY GLOBAL LTD. Continues Indonesia Expansion with Opening of New Surabaya Travel Retail Outlet

Singapore, December 16, 2025 – WEBUY GLOBAL LTD. (Nasdaq: WBUY) today announced the opening of a new travel retail outlet in Surabaya, Indonesia. The outlet held its grand opening on November 28, 2026 and represents an expansion of the Company’s successful Indonesia travel retail footprint following the rollout of its Jakarta travel retail operations.

The Surabaya outlet is based on the Company’s existing retail-led travel model implemented in Jakarta and is intended to support localized customer engagement and offline consultation alongside the Company’s digital travel platform. The Company views the Surabaya opening as a step toward expanding its presence in key Indonesian metropolitan areas.

The Company’s Indonesia travel business has recorded significant year-on-year growth, with total sales increasing by approximately 200% compared to the prior year. In addition, the Indonesia travel business achieved its highest monthly sales to date in November 2025. Management attributes this performance to increased consumer demand and the continued rollout of the Company’s retail-plus-digital operating approach in the Indonesian market.

The Surabaya outlet offers a range of international travel products, including customized China itineraries, Europe tours, and global travel packages covering destinations tailored to leisure travelers, family travel, Muslim-friendly travel options, and seasonal offerings. The outlet functions as a local service point for customer consultation, travel planning, and brand engagement.

As part of its brand-building efforts in Indonesia, the Company has appointed Paramitha Russady, an Indonesian public figure, as a brand ambassador to support local market awareness and outreach initiatives.

“The combination of digital capabilities, localized community operations, and AI-enabled technology applications is central to our operating approach,” said Vincent Xue Bin, CEO of Webuy Global Ltd. “Our experience in Jakarta has informed the continued refinement of this model, and the Surabaya opening represents a further application of that approach in another key Indonesian market.”

Indonesia represents a sizable outbound travel market in Southeast Asia, supported by its large population and growing middle-income consumer base. Building on its operations in Jakarta and Surabaya, the Company plans to continue evaluating expansion opportunities in other major Indonesian cities, including Medan and Bandung. The Company intends to pursue this expansion using a repeatable operating framework that integrates digital customer acquisition, selectively placed retail outlets, and technology-enabled operational tools. Management believes this approach supports the Company’s objective of achieving sustainable growth in its Indonesia travel business over time.

About WEBUY GLOBAL LTD.

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-driven platform transforming social commerce and travel services across Southeast Asia. The Company provides curated travel experiences, cross-border tour services, and region-wide travel solutions for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by innovation, service quality, and regional partnerships.

For more information, visit www.webuy.global.

Forward-Looking Statements

This press release contains forward-looking statements involving risks and uncertainties, including statements relating to the Company’s future business plans, growth expectations, expansion strategy, and the anticipated impact of the divestment. Actual results may differ materially due to market conditions, operational execution, regulatory developments, and other factors. The Company undertakes no obligation to revise forward-looking statements except as required by law.

Investor & Media Contact

Webuy Global Ltd.
Email: ir@webuy.global